UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: November 12, 2014

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VimpelCom to pay US 3.5 cents dividend per ADS

Amsterdam (November 12, 2014)—“VimpelCom Ltd.” (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services headquartered in Amsterdam and with operations in 14 countries, announces today that its Supervisory Board has authorized the payment of a dividend of US 3.5 cents per American Depositary Share (“ADS”).

The record date for the Company’s shareholders entitled to receive the dividends has been set for November 24, 2014. The ex-dividend date has been set for November 20, 2014. It is expected that the dividend will be paid by December 8, 2014. The Company will make appropriate tax withholdings of up to 15% when the dividend is paid to the Company’s ADS depositary, The Bank of New York Mellon.

Disclaimer

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the expected timing of the announced dividend payment. These and other forward-looking statements are based on management’s best assessment of the benefits of the agreement. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of various factors. There can be no assurance that VimpelCom will be able to pay dividends in the future as described in these statements. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom, an international telecoms company operating in 14 countries and headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 739 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2014 VimpelCom had 223 million mobile customers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman/Remco Vergeer ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach/Artem Minaev pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

©VimpelCom Ltd. November 12, 2014

1